Exhibit 12.1

AUDIOCODES LTD.

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of our ratio of earnings to fixed charges for the periods indicated.  The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges.  For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations plus fixed charges.

	Year Ended December 31,
	2006	2007		2008		2009		2010
Computation of Earnings:
Pretax Income (loss) from continuing operations	$3,565	$(6,360)		$(82,703)		$(2,928)		$10,343
Add:
Fixed charges	$7,827	$8,388		$9,125		$5,830		$1,626

Adjusted earnings	$11,392	$2,028		$(73,578)		$2,902		$11,969

Computation of Fixed charges:
Interest expense	$2,497	$2,498		$2,947		$1,866		$318
Amortization of discount relating to indebtedness	$4,626	$4,945		$4,868		$2,828		$0
Interest portion of operating lease expenses (d)	$704	$945		$1,310		$1,136		$1,308

Total fixed charges	$7,827	$8,388		$9,125		$5,830		$1,626

Ratio of earnings to fixed charges	1.46	0.24	(a)	(8.06	)(b)	0.50	(c)	7.36

(a)           Due to the loss recorded in 2007, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $6 million to achieve coverage of 1:1 in 2007.
(b)           Due to the loss recorded in 2008, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $83 million to achieve coverage of 1:1 in 2008.
(c)           Due to the loss recorded in 2009, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $3 million to achieve coverage of 1:1 in 2009.
(d)           Rents included in the computation consist of 31% of rental expense which we believe to be a conservative estimate of an interest factor in our operating leases, which are not material.